
TEAM MEMBER OF SelfDecode
Paving the way for precision health.



Ashley Barrar (She/Her) · 2nd

VP of Administration at SelfDecode

Tulsa Metropolitan Area · Contact info

346 connections

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SelfDecode

Babson College

Activity

349 followers

Ashley Barrar reshared a post · 2mo



Ashley Barrar reshared a post · 3mo



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Experience

SelfDecode
2 yrs 3 mos

VP of Administration
Full-time
May 2021 - Present · 1 yr 5 mos
Remote

Executive Assistant
Contract
Jul 2020 - May 2021 · 11 mos

Remote Consultant
DiRechter Services · Full-time
Jun 2019 - Jul 2020 · 1 yr 2 mos
Tulsa, Oklahoma Area

DiRechter Services is a technology solutions consulting business, catering to the needs of individuals and businesses alike.

Office Manager
Tulsa Foundation For Arch · Part-time
Oct 2015 - May 2019 · 3 yrs 8 mos
Tulsa, Oklahoma

I handled all office responsibilities while managing technical support, event creation, event logistics, social media, wordpress website updates, maintain membership database, customer service, ...see more

Executive Assistant
Execustuff · Part-time
Feb 2015 - May 2019 · 4 yrs 4 mos
Tulsa, Oklahoma, United States

Assistant to a real estate CEO, covering everything from scheduling appointments, making travel arrangements, event planning, file organization, communication preparations and drafting, an ...see more

Consultant
DiRechter Services · Self-employed
Jun 2014 - Feb 2016 · 1 yr 9 mos
Tulsa, Oklahoma, United States

On-Site and Remote support for clients experiencing technical problems

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Education

Babson College
BS in Business Adminstration, Entrepreneurship
2010 - 2014
Activities and societies: CLTP Coaching
Babson Chamber of Comm ...see more

FME stands for Foundation of Management and Entrepreneurship. It is a full year course integrating hands-on business experience with the educational support in management and IT. "Every fa ...see more

Institut catholique de Paris
French Language and Literature
2013 - 2013

Study Abroad with ICLF for the Spring 2013 semester through Academic Programs International.

Licenses & certifications

HIPAA 101 Training
Compliancy Group
Issued Nov 2021 · Expires Nov 2022
Credential ID 41319315

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Volunteering

Check-In / Docent
Tulsa Foundation For Arch
Apr 2015 - Present · 7 yrs 7 mos

Help the Tulsa Foundation for Architecture with set-up, check-in, and/or take-down for various city events. Being involved in this group has taught me new and interesting things about the city a ...see more

Volunteer
OKLAHOMA WESTIE RESCUE FOUNDATION
Oct 2014 - Present · 8 yrs 1 mo
Animal Welfare

I assist at adoption events and home visits for potential adopters

Skills

Entrepreneurship
Endorsed by 2 colleagues at Babson College
15 endorsements

Social Media
Endorsed by 2 colleagues at Babson College
13 endorsements

Microsoft Excel
9 endorsements

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Recommendations

Received Given

Benjamin Rechter · 3rd
Over a decade of B2B customer service experience
August 1, 2019, Benjamin worked with Ashley on the same team

Ashley is a driven and creative individual that is able to perform the same amount of work as two or three other people combined. She has repeatedly demonstrated resourcefulness and skills in coordination. I have personally witnessed her overcome multiple obstacles across multiple projects, achieving results and successfully executing any objective she was tasked with despite whatever odds that we ...see more

Angelo Santinelli · 2nd
Executive Coach/Board Director/Advisor
December 6, 2012, Angelo was Ashley's teacher

Persistent, hard working and creative student who embraces entrepreneurial thought and action.

Mike Cerato · 3rd
Financial Advisor/Managing Director of TCG Wealth Management
August 26, 2011, Mike managed Ashley directly

Over the course of the position, I have seen Ashley quickly learn all aspects of the job, and mature as an individual. Parts of this maturity manifest itself in her not being afraid to ask for help when needed and interact professionally with all of our clients. Along with this, she has developed the ability to stay calm in stressful and unexpected situations. Her customer service skills have strengthened as well ar ...see more

Courses

Entrepreneurship and Opportunity
EPS3501
Associated with Babson College

Living the Entrepreneurial Experience
EPS4530
Associated with Babson College

Marketing For Entrepreneurs
EPS3580
Associated with Babson College

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Languages

English
Native or bilingual proficiency

French
Professional working proficiency

Interests

Influencers Companies Groups Schools

Eric Ries · 2nd
CEO at Long-Term Stock Exchange
567,613 followers

Deepak Chopra MD (official) · 3rd
Founder at Deepak Chopra LLC
5,812,203 followers